UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 2)

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

BRONCO DRILLING COMPANY, INC.

(Name of Subject Company)

BRONCO DRILLING COMPANY, INC.

(Names of Persons Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

112211107

(CUSIP Number of Class of Securities)

D. Frank Harrison

Chairman of the Board and

Chief Executive Officer

Bronco Drilling Company, Inc.

16217 North May Avenue

Edmond, Oklahoma 73013

(405) 242-4444

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

William T. Heller IV

Thompson & Knight LLP

333 Clay Street, Suite 3300

Houston, Texas 77002

(713) 654-8111

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (together with any amendments and supplements thereto, the “Schedule 14D-9”) filed with the Securities and Exchange Commission (the “SEC”) on April 26, 2011, as amended by the Amendment No. 1 to the Schedule 14D-9 filed on May 3, 2011, and is filed by Bronco Drilling Company, Inc., a Delaware corporation (“Bronco” or the “Company”). The Schedule 14D-9 relates to the tender offer by Nomac Acquisition, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Chesapeake Energy Corporation, an Oklahoma corporation (“Parent” or “Chesapeake”), to purchase all outstanding shares of our common stock, par value $0.01 per share (the “Shares”), at $11.00 per Share in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 26, 2011 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements, collectively constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO filed by Chesapeake and Purchaser with the SEC on April 26, 2011, as amended by the Amendment No. 1 to the Schedule TO filed on May 3, 2011, the Amendment No. 2 to the Schedule TO filed on May 5, 2011, and the Amendment No. 3 filed on May 18, 2011. The Offer to Purchase and the Letter of Transmittal were filed with the Schedule 14D-9 as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 4. The Solicitation or Recommendation.

(b) Background of the Offer and Merger; Reasons for Recommendation.

The following information in Item 4(b)(i) — “Background of the Offer” is hereby amended as follows:

(a) the second paragraph in Item 4(b)(i) — “Background of the Offer” on page 8 is hereby amended and restated as follows:

On October 27, 2010, a representative of Jefferies & Company, Inc. (“Jefferies”) contacted Zachary M. Graves, Bronco’s Executive Vice President of Operations. Among other topics, the Jefferies representative suggested that Chesapeake was interested in growing its service assets as part of its ongoing vertical integration strategy and to meet drilling commitments and growth targets. In the event that Chesapeake was interested in acquiring Bronco, Mr. Graves and the representative of Jefferies discussed that because of Chesapeake’s vertical integration strategy, it might result in a superior offer than could be obtained from another service company or financial buyer. At the time, Jefferies was not engaged on behalf of Bronco or Chesapeake. Mr. Graves and the representative of Jefferies also discussed potential interest from a larger competitor of Bronco’s (“Company A”). Mr. Graves indicated that Bronco was willing to explore any transaction that offered the opportunity to enhance stockholder value, subject to appropriate authorization by the Bronco Board. Following the discussion with Jefferies, Mr. Graves contacted D. Frank Harrison, Bronco’s Chairman of the Board and Chief Executive Officer, and Mark Dubberstein, Bronco’s President, to apprise them of the discussion with Jefferies.

(b) the first sentence of the third paragraph in Item 4(b)(i) — “Background of the Offer” on page 8 is hereby amended and restated as follows:

On October 29, 2010, a representative of Company A called Mr. Harrison to express interest in a potential business combination with Bronco, with Company A as the surviving entity.

(c) a new paragraph immediately following the third paragraph in Item 4(b)(i) — “Background of the Offer” on page 8 is hereby added as follows:

Bronco did not receive any calls from any other potential suitor in close proximity to the October 27, 2010 call from Jefferies concerning Chesapeake and the October 29, 2010 calls concerning Company A.

(d) a new sentence immediately following the last sentence of the fourth paragraph in Item 4(b)(i) — “Background of the Offer” on page 8 is hereby added as follows:

At the time, Jefferies was not engaged on behalf of Bronco, Company A or Chesapeake.

(e) a new sentence immediately following the last sentence of the sixth paragraph in Item 4(b)(i) — “Background of the Offer” on page 8 is hereby added as follows:

The Bronco Board did not discuss other transaction options, such as engaging in an auction process, at this time, but did authorize management to pursue all transactions that would enhance stockholder value.

(f) the ninth paragraph in Item 4(b)(i) — “Background of the Offer” on page 8 is hereby amended and restated as follows:

On November 10, 2010, Messrs. Harrison, Graves, and Dubberstein of Bronco and Mr. Matthew S. Porter, Chief Financial Officer of Bronco, met with Aubrey McClendon, Chesapeake’s Chairman of the Board and Chief Executive Officer, Domenic J. Dell’Osso Jr., Chesapeake’s Chief Financial Officer, and other representatives of Chesapeake’s management and Jefferies, at which meeting they discussed Bronco’s business, rig fleet and initiatives to reduce its indebtedness, including Bronco’s ongoing strategic divestiture of some of its drilling rigs that were not suited to horizontal drilling in domestic shale plays. At the meeting, discussions ensued regarding additional financial and operational information concerning Bronco’s drilling rigs that Chesapeake would require before it could establish a value for Bronco.

(g) the last sentence of the thirteenth paragraph in Item 4(b)(i) — “Background of the Offer” on page 9 is hereby amended and restated as follows:

Ultimately these efforts, which were conducted in the ordinary course, proved unsuccessful.

(h) the fifteenth paragraph in Item 4(b)(i) — “Background of the Offer” on page 9 is hereby amended and restated as follows:

Later the same day, a special meeting of the Bronco Board was convened to discuss Chesapeake’s proposal. Mr. Harrison advised the Bronco Board, among other things, that Company A had expressed interest in a potential acquisition of Bronco in a transaction and that a representative of Jefferies had confirmed that Company A expressed interest in a potential acquisition of Bronco involving stock of Company A at a potential premium of no more than 15% over the current trading price of Bronco’s common stock, but he advised the Bronco Board that there had been no recent progress in those discussions. Mr. Harrison also advised the Bronco Board regarding his earlier discussion with Mr. McClendon and Chesapeake’s interest in pursuing an all cash acquisition of the Company for approximately $200 million, or $6.75 per Company share. Among other things, Mr. Treadwell provided an overview of the Bronco Board’s fiduciary duties under the circumstances and outlined Bronco’s potential alternatives to a negotiated transaction with Chesapeake, including, but not limited to, rejecting Chesapeake’s interest, conducting an auction process, or adopting takeover defenses. As part of this discussion, the Bronco Board reviewed the most recent appraisal of the Company’s drilling rigs and related equipment and summary cash flow projections for Bronco.

(i) the last two sentences of the sixteenth paragraph in Item 4(b)(i) — “Background of the Offer” on page 9 is hereby amended and restated as follows:

The Bronco Board reviewed the current two-year financial projections for Bronco prepared by management on a routine basis each month by updating the previous month’s projections. The Bronco Board also reviewed the assumptions underlying the projections, which included the assumption that growth would continue at a rate consistent with industry growth rates at the time and that Bronco would have two newbuild Stallion drilling rigs online in the first or second quarter of 2012. The Bronco Board reviewed the risks associated with the assumptions underlying the two-year financial projections, the value of Bronco and the risks associated with

Bronco’s efforts to execute its business plan. Such risks are set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2010.

(j) the last sentence of the eighteenth paragraph in Item 4(b)(i) — “Background of the Offer” on page 10 is hereby amended and restated as follows:

Such risks are set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2010. Bronco’s Board and management again discussed the risks to Bronco’s business in pursuing a transaction and in expanding discussions to involve additional parties for similar sorts of transactions.

(k) the twenty-third paragraph in Item 4(b)(i) — “Background of the Offer” on page 10 is hereby amended and restated as follows:

The Bronco Board also questioned management and Johnson Rice regarding the possibility of other potential transactions. Management and Johnson Rice then reviewed prior discussions and negotiations that had occurred with a variety of these potential strategic and financial buyers over the prior two years, including more recent contacts with potential strategic buyers, none of which had progressed beyond preliminary discussions. Both management and Johnson Rice advised the Bronco Board that based on their knowledge of the industry, Bronco’s peers and financial investors, they did not believe it likely that a strategic or financial buyer would emerge with an interest in a business combination transaction with Bronco at a premium in excess of that offered by Chesapeake, in conjunction with which Johnson Rice outlined its views as to the strategic considerations that prompted Chesapeake’s interest in Bronco, which included, among other things, Johnson Rice’s belief that Chesapeake had an interest in acquiring additional drilling rigs.

(l) a new sentence immediately following the first sentence of the twenty-fourth paragraph in Item 4(b)(i) — “Background of the Offer” on page 11 is hereby added as follows:

Such risks are set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2010.

(m) the twenty-eighth paragraph in Item 4(b)(i) — “Background of the Offer” on page 11 is hereby amended and restated as follows:

Prior to and subsequent to Chesapeake’s termination of discussions, Johnson Rice initiated conversations with several industry participants to assess their interest in engaging in a strategic transaction with Bronco. Specifically, Johnson Rice contacted at least seven other potential transaction candidates, identified by Johnson Rice based on potential interest in a land drilling company and financial ability to move forward with a potential transaction. These contacts included conversations with three potential strategic transaction candidates referred to herein as Companies B, C, and D. Johnson Rice met with Company B on November 16, 2010 and Company C on December 8, 2010. Johnson Rice provided Bronco management materials to both companies. Johnson Rice also provided management materials to Company D on December 21, 2010 and had several subsequent conversations with its management. Over the past year an additional four financial buyers were contacted, none of which had an interest in doing a transaction with the Company. None of these conversations progressed beyond preliminary discussions or resulted in any further conversations after the initial contact, as such other candidates did not express an interest in a transaction with Bronco. None of these conversations progressed beyond a preliminary stage, primarily because the implied cost of Bronco’s drilling rigs, based upon Bronco’s current trading multiples as compared to its peer group, was higher than these parties were prepared to pay.

(n) the second sentence of the thirtieth paragraph in Item 4(b)(i) — “Background of the Offer” on page 12 is hereby amended and restated as follows:

However, Bronco’s ability to issue shares of common stock (or rights or warrants or other securities exercisable or convertible into or exchangeable for shares of common stock) at a consideration per share that is less than 95% of the market price of Bronco’s common stock is limited by the terms of a warrant issued in conjunction with Bronco’s entry into the senior credit facility, and the holder of the warrant declined Bronco’s requests for a waiver of this provision, as a consequence of which Bronco’s management ultimately determined that it was impracticable to move forward with an equity offering as it was believed unlikely such equity offering would be priced at 95% or greater than the market price of Bronco’s common stock. The terms of the warrant are set forth in the Warrant Agreement attached as Exhibit 10.2 to Bronco’s 8-K filed September 23, 2009.

(o) the thirty-fourth paragraph in Item 4(b)(i) — “Background of the Offer” on page 12 is hereby amended and restated as follows:

From March 31, 2011 through April 11, 2011, Jefferies requested from Johnson Rice certain additional financial and operating data for Bronco, including, among other things, drilling rig status reports, drilling rig contract data, the February 2011 balance sheet, and information relating to Bronco’s joint ventures in Mexico and Libya, which data was supplied by Johnson Rice and Bronco’s management.

(p) the first sentence of the thirty-fifth paragraph in Item 4(b)(i) — “Background of the Offer” on page 12 is hereby amended and restated as follows:

On April 4, 2011, Mr. Harrison received a letter from Mr. McClendon indicating that Chesapeake remained interested in a potential acquisition of Bronco and that, based upon the increase in Bronco’s share price since Chesapeake’s initial proposal, it had revisited its valuation metrics and was prepared to offer $11.00 per Share in cash, representing an approximately 2.8% discount to the previous day’s close of $11.32 per share, a 14% premium to the thirty day average market price of Bronco’s common stock and a 45% premium to the ninety day average price.

(q) the thirty-seventh paragraph in Item 4(b)(i) — “Background of the Offer” on page 12 is hereby amended and restated as follows:

The Bronco Board reviewed with management and Johnson Rice the possibility of other potential transactions. Management and Johnson Rice reviewed potential strategic buyers as well as discussions that had occurred with potential strategic and financial buyers, up to and including informal discussions within the last few weeks and months. None of these conversations had progressed beyond preliminary discussions, and because these parties were not interested in transactions at lower relative valuations for Bronco (i.e., transactions valued at less than $11.00 per Company share), management and Johnson Rice expressed their opinion that it was unlikely that strategic or financial buyers would emerge with an interest in a business combination transaction with Bronco at a premium in excess of that offered by Chesapeake (i.e., transactions valued at more than $11.00 per Company share). The Bronco Board discussed the Company’s prospects if it were to remain independent and the risks and timing associated with executing its business plan, including the availability and cost of capital, the financing and timing risks of Bronco’s initiation of a new build program, and Bronco’s ability to secure drilling contracts. Such risks are set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2010. The Bronco Board and management discussed the risk to Bronco’s business in pursuing a transaction to expand via acquisition of another drilling company’s land drilling fleet. It was determined that financing for the acquisition would result in substantial equity dilution and that the size of the potential acquisition made it unlikely that Bronco would be successful in consummating the potential acquisition. The Bronco Board and management also discussed the risks in expanding discussions to involve additional parties to seek a superior transaction, including the potential for management distraction, loss of employees and loss of customers.

(r) the last sentence of the thirty-eighth paragraph in Item 4(b)(i) — “Background of the Offer” on page 12 is hereby amended and restated as follows:

The Bronco Board was advised that Bronco’s stock price was trading substantially above its historical and peer company averages on various metrics. The Bronco Board was advised that over time Bronco’s valuation was expected to return to historical multiples, as Johnson Rice found no reason to believe that the price, and hence Bronco’s valuation multiples, should continue to trade substantially above its historical and peer company averages.

(s) the first sentence of the fifty-second paragraph in Item 4(b)(i) — “Background of the Offer” on page 15 is hereby amended and restated as follows:

Also in the afternoon on April 14, 2011, a special meeting of the Bronco Board was convened. Also attending were a representative of Thompson & Knight, a representative of Richards Layton and representatives of Johnson Rice.

The following information in Item 4(b)(iv) — “Opinion of Johnson Rice” is hereby amended follows:

(a) the second paragraph in Item 4(b)(iv) — “Opinion of Johnson Rice” under the subheading “—Selected Companies Analysis” on page 22 is hereby amended and restated as follows:

Although none of the selected companies is directly comparable to the Company, the companies included were chosen because, like the Company, they are publicly traded land drilling companies operating primarily in North America.

(b) the chart immediately following the third paragraph in Item 4(b)(iv) — “Opinion of Johnson Rice” under the subheading “—Selected Companies Analysis” on page 23 is hereby amended and restated as follows:

	Range(1)	Mean(1)	Median	Company at April 14, 2011 (Consensus)	Company at Offer ($11.00) (Consensus)
Ratio of Enterprise Value to:
2010 EBITDA	6.8-11.5x	9.4x	9.6x	16.1x	17.2x
2011 EBITDA	5.2-7.3x	6.0x	5.5x	8.1x	8.6x
2012 EBITDA	4.0-6.6x	5.2x	4.8x	6.6x	7.1x

Ratio of Share Price to:
2010 Cash Flow Per Share	7.2-13.2x	10.0x	9.7x	9.2x	9.8x
2011 Cash Flow Per Share	4.9-9.3x	6.5x	5.8x	8.1x	8.6x
2012 Cash Flow Per Share	4.5-8.6x	5.8x	5.1x	7.2x	7.6x

Adjusted Enterprise Value Divided By:
Total Rigs (millions)	$4.2-$24.4	$11.7	$10.5	$13.9	$14.8
Total Horsepower (dollars)	$5,134-$17,585	$10,099	$9,509	$11,162	$11,912

(c) the chart immediately following the first paragraph in Item 4(b)(iv) — “Opinion of Johnson Rice” under the subheading “—Selected Transactions Analysis” on page 23 is hereby amended and restated as follows:

Ratio of Transaction Value to:
Projected EBITDA
High	8.3x
Mean	6.4x
Median	6.9x
Low	3.5x
Proposed Offer (Projected EBITDA multiples based on 2011 consensus estimates)	8.6x

(d) the chart immediately following the second paragraph in Item 4(b)(iv) — “Opinion of Johnson Rice” under the subheading “—Selected Transactions Analysis” on page 23 is hereby amended and restated as follows:

Ratio of Transaction Value to:
Projected EBITDA
High	11.3x
Mean	6.4x
Median	6.0x
Low	3.1x
Proposed Offer (Projected EBITDA multiples based on 2011 consensus estimates)	8.6x

(e) a new sentence immediately following the last sentence of the first paragraph in Item 4(b)(iv) — “Opinion of Johnson Rice” under the subheading “—Discounted Cash Flow Analysis” on page 24 is hereby added as follows:

Johnson Rice, in consultation with the Fairness Committee of Johnson Rice, determined that the daily operating margins in the “high case” and “low case” analysis should be increased or decreased, respectively, by 10% per year in 2013, 2014, and 2015, based upon its knowledge and expertise, both of finance in general and as applied to publicly traded land drilling companies in North America.

(f) the second paragraph in Item 4(b)(iv) — “Opinion of Johnson Rice” under the subheading “—Discounted Cash Flow Analysis” on page 24 is hereby amended and restated as follows:

Johnson Rice calculated illustrative implied present values of free cash flows for the projected years ended December 31, 2011 and 2012, and fiscal years 2013 through 2015, and illustrative implied terminal values, using the weighted average cost of capital as a discount rate. The weighted average cost of capital was 14.68% and was equivalent to the cost of equity as Bronco had no long term debt as of this analysis. The cost of equity was calculated using the Capital Asset Pricing Model which was calculated using information published on Bloomberg, which included an expected market return of 10.46%, a risk free rate of 3.49%, and a beta of 1.61.

Free cash flows were calculated by subtracting changes in working capital and capital expenditures from projected EBITDA in each of the periods. Johnson Rice calculated illustrative terminal values for the Company based on multiples ranging from 4.5x to 6.5x in each of the cases by a projected mid-cycle EBITDA and discounting that value back from 2015.

(g) the first paragraph in Item 4(b)(iv) — “Opinion of Johnson Rice” under the subheading “—Research Analyst Price Targets” on page 25 is hereby amended and restated as follows:

Johnson Rice analyzed the most recent 12-month price targets of the Company as determined by five research analysts. The range of 12-month price targets was $6.00 to $13.50. The offer value represents a 0% premium to the average undiscounted research analyst target price of the Company, a 11% premium to the present value of the average target price of the Company using a 10% discount rate and a 25% premium to the present value of the average target price of the Company using a 20% discount rate. Johnson Rice selected 10% and 20% discount rates in the analysis based upon its knowledge and expertise of finance in general and of the Company and the industry in which it operates. One of the five undiscounted 12-month price targets was below the offer value and two of the five were at the offer value. The following table summarizes this analysis:

(h) a new sentence immediately following the last sentence of the first paragraph in Item 4(b)(iv) — “Opinion of Johnson Rice” under the subheading “—Other Analysis” on page 26 is hereby added as follows:

Johnson Rice relied upon information from various sources, including, but not limited to: Capital IQ, Bloomberg, Baker Hughes Rig Count, Smith Rig Count, the U.S. Energy Information Administration, publicly available commodity pricing information, public SEC filings, conference call transcripts, press releases and corporate presentations of land drilling, service and E&P companies.

Item 8. Additional Information.

The information set forth in “Item 8. Additional Information” under the subheading “—Legal Proceedings” is hereby amended and supplemented by inserting the following paragraph as the third paragraph under such subheading:

Ten putative class action lawsuits relating to the merger agreement and the transactions contemplated therein have been commenced against the Company and current members of the Bronco Board, including Bronco’s chief executive officer (the “Individual Defendants”). Six putative class action lawsuits were filed in the District Court of Oklahoma County, Oklahoma (collectively, the “Oklahoma Suits”). All but one of the Oklahoma Suits have been voluntarily dismissed. Four putative class action lawsuits were filed in the Court of Chancery of the State of Delaware (the “Delaware Suits” and together with the one remaining Oklahoma Suit, the “Class Actions”). The Class Actions each seek certification of a class of all holders of Bronco’s common stock and variously allege, among other things, that: (1) the Individual Defendants have breached and continue to breach their fiduciary duties to Bronco’s stockholders; (2) the offer and the merger are unfair to Bronco’s public stockholders as the proposed transactions underestimate the value of Bronco; (3) the Individual Defendants are pursuing a course of conduct that does not maximize the value of Bronco; and (4) Bronco aided and abetted the alleged breaches of duties by the Individual Defendants. On April 29, 2011, one of the Delaware Suits was amended, adding allegations that the Schedule 14D-9 filed by Bronco and the Schedule TO filed by Chesapeake did not adequately describe the process that resulted in the offer and that the Schedule 14D-9 did not include adequate information concerning the fairness opinion Johnson Rice provided to the Bronco Board. The Delaware Suits were consolidated into a single action on May 6, 2011. On May 10, 2011, the Oklahoma Suit was stayed in favor of the Delaware Suits. The Class Actions seek, among other things, an injunction prohibiting consummation of the tender offer and the merger attorneys’ fees and expenses and rescission or damages in the event the proposed transactions are consummated. A preliminary injunction hearing has been scheduled in the Delaware Suits for May 19, 2011. We believe the Class Actions are entirely without merit.

On May 17, 2011, the parties to the Delaware Suits informed the Court of Chancery that they had reached an agreement in principle, which, if approved by the Court, would result in the settlement of all claims brought on behalf of the purported class. Pursuant to that agreement: (i) Chesapeake, Bronco and Purchaser have agreed to amend the Merger Agreement to shorten from twelve (12) months to nine (9) months the period during which, if Bronco enters into a definitive agreement to consummate, or consummates any transaction contemplated by any Takeover Proposal, Bronco must pay Chesapeake the Termination Fee (as such term is defined in the Merger Agreement); (ii) Bronco will make additional disclosures in an amendment to its Schedule 14D-9; and (iii) Chesapeake and Purchaser will extend the expiration of the offer from 12:00 midnight New York City time at the end of Monday, May 23, 2011 to 12:00 midnight New York City time at the end of Tuesday, May 31, 2011. The parties have entered into a memorandum of understanding memorializing the key terms of that agreement. The memorandum of understanding is attached as Exhibit (a)(5)(O).

The Individual Defendants, Bronco, Chesapeake and Purchaser have denied, and continue to deny, that they have committed or aided and abetted in the commission of any violation of law or engaged in any of the alleged wrongful acts, and expressly maintain that they diligently and scrupulously complied with their fiduciary and other legal duties.

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

“(a)(5)(N)	Joint Press Release issued by Chesapeake Energy Corporation and Bronco Drilling Company, Inc. on May 17, 2011.”

“(a)(5)(O)	Memorandum of Understanding, dated as of May 17, 2011.”

“(e)(9)	Amendment No. 1, dated as of May 17, 2011, to the Agreement and Plan of Merger, dated as of April 14, 2011, by and among Chesapeake Energy Corporation, Nomac Acquisition, Inc. and Bronco Drilling Company, Inc.”

Section 14(f) Information Statement.

The Information Statement attached as Annex I to the Schedule 14D-9 is hereby revised and supplemented as follows:

(a) the second sentence of the second paragraph on page I-1 of the Information Statement is hereby amended and restated as follows:

On May 18, 2011, Parent, Purchaser and Bronco announced that the expiration of the Offer was extended until 12:00 Midnight, New York City time, at the end of Tuesday, May 31, 2011. As a result, unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at such time, when, if all conditions to the Offer have been satisfied or waived, Purchaser will purchase all shares of Common Stock validly tendered pursuant to the Offer and not properly withdrawn.

(b) the first paragraph on page I-4 of the Information Statement is hereby amended and restated as follows:

It is expected that the Potential Designees may assume office at any time following the purchase by Purchaser of shares of Common Stock pursuant to the Offer and the Merger Agreement, which purchase cannot be earlier than 12:00 midnight, New York City time, at the end of the day on Monday, May 31, 2011. It is currently not known which, if any, of the current directors of the Company would resign.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BRONCO DRILLING COMPANY, INC.

By:	/s/ D. Frank Harrison

Name:	D. Frank Harrison

Title:	Chief Executive Officer

Dated:	May 18, 2011

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated April 26, 2011. (1)(2)

(a)(1)(B)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9). (1)(2)

(a)(1)(C)	Form of Notice of Guaranteed Delivery. (1)(2)

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. (1)(2)

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees. (1)(2)

(a)(1)(F)	Form of Summary Advertisement Published in The Wall Street Journal on April 26, 2011. (1)

(a)(1)(G)	Press release dated April 15, 2011 (incorporated herein by reference to the press release furnished under the cover of Current Report on Form 8-K filed by the Company on April 18, 2011).

(a)(1)(H)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (included as Annex I to this Schedule 14D-9). (2)

(a)(1)(I)	Press release announcing commencement of the tender offer issued by Chesapeake Energy Corporation on April 26, 2011 (1)

(a)(5)(A)	Opinion of Johnson Rice & Company L.L.C. to the board of directors of the Company dated April 14, 2011 (included as Annex II to this Schedule 14D-9). (2)

(a)(5)(B)	Petition filed on April 18, 2011 in the District Court of Oklahoma County: State of Oklahoma, captioned Sanjay Israni, on behalf of himself and all others similarly situated v. Bronco Drilling Company, Inc., D. Frank Harrison, Richard B. Hefner, David W. House, William R. Snipes, Gary C. Hill, and Chesapeake Energy Corporation (Case No. CJ-2011-2601).*

(a)(5)(C)	Petition filed on April 19, 2011 in the District Court of Oklahoma County: State of Oklahoma, captioned Frank Kramer, on behalf of himself and all others similarly situated v. Bronco Drilling Company, Inc., D. Frank Harrison, Richard B. Hefner, Gary C. Hill, David W. House, William R. Snipes, and Chesapeake Energy Corporation (Case No. CJ-2011-2627).*

(a)(5)(D)	Complaint filed on April 20, 2011 in the Court of Chancery of the State of Delaware: State of Delaware, captioned Sam Berlinberg v. Bronco Drilling Company, Inc., Chesapeake Energy Corporation and Nomac Acquisition, Inc., D. Frank Harrison, Richard B. Hefner, David W. House, William R. Snipes, and Gary C. Hill (Docket No. CA6398).*

(a)(5)(E)	Petition filed on April 20, 2011 in the District Court of Oklahoma County: State of Oklahoma, captioned Daniel B Leader, on behalf of himself and all others similarly situated v. Bronco Drilling Company, Inc., D. Frank Harrison, William R. Snipes, Gary C. Hill, David W. House, and Richard B. Hefner (Case No. CJ-2011-2684).*

(a)(5)(F)	Petition filed on April 20, 2011 in the District Court of Oklahoma County: State of Oklahoma, captioned Debra Kushner, individually and on behalf of all others similarly situated v. Bronco Drilling Company, Inc., D. Frank Harrison, Richard B. Hefner, David W. House, Gary C. Hill, and William R. Snipes (Case No. CJ-2011-2687).*

(a)(5)(G)	Petition filed on April 21, 2011 in the District Court of Oklahoma County: State of Oklahoma, captioned

Exhibit No.	Description
Barr Shriver, individually and on behalf of all others similarly situated v. Bronco Drilling Company, Inc., D. Frank Harrison, Richard B. Hefner, David W. House, Gary C. Hill, and William R. Snipes (Case No. CJ-2011-2723).*

(a)(5)(H)	Petition filed on April 22, 2011 in the District Court of Oklahoma County: State of Oklahoma, captioned Ralph C. Brand, individually and on behalf of all others similarly situated v. D. Frank Harrison, William Snipes, Gary Hill, David House, Richard Hefner, Bronco Drilling Company, Inc., Chesapeake Energy Corporation, and Nomac Acquisition, Inc. (Case No. CJ-2011-2738).*

(a)(5)(I)	Complaint filed on April 26, 2011 in the Court of Chancery of the State of Delaware: State of Delaware, captioned Theodore Dass, Individually and On Behalf of All Others Similarly Situated v. Bronco Drilling Company, Inc., D. Frank Harrison, David W. House, Richard B. Hefner, Gary C. Hill, William R. Snipes, Chesapeake Energy Corporation, and Nomac Acquisition, Inc. (Case No. 6419).*

(a)(5)(J)	Plaintiffs’ Notice of Dismissal Without Prejudice in the District Court of Oklahoma County: State of Oklahoma, captioned Frank Kramer, on behalf of himself and all others similarly situated v. Bronco Drilling Company, Inc., D. Frank Harrison, Richard B. Hefner, Gary C. Hill, David W. House, William R. Snipes, and Chesapeake Energy Corporation (Case No. CJ-2011-2627).*

(a)(5)(K)	Complaint filed on April 28, 2011 in the Court of Chancery of the State of Delaware: State of Delaware, captioned Charles Miller, On Behalf Of Himself And All Others Similarly Situated v. Bronco Drilling Company, Inc., D. Frank Harrison, Richard B. Hefner, Gary C. Hill, David W. House, William R. Snipes, Chesapeake Energy Corporation, and Nomac Acquisition, Inc., (Case No. 6432).*

(a)(5)(L)	Amended Complaint filed on April 29, 2011 in the Court of Chancery of the State of Delaware: State of Delaware, captioned Sam Berlinberg, on behalf of himself and all others similarly situated, v. Bronco Drilling Company, Inc., Chesapeake Energy Corporation, Nomac Acquisition, Inc., D. Frank Harrison, Richard B. Hefner, David W. House, William R. Snipes, and Gary C. Hill (Case No. 6398-VCP).*

(a)(5)(M)	Complaint filed on April 29, 2011 in the Court of Chancery of the State of Delaware: State of Delaware, captioned Eillis Toews, Individually and On Behalf of All Others Similarly Situated v. D. Frank Harrison, Richard B. Hefner, David W. House, Gary C. Hill, William R. Snipes, Bronco Drilling Company, Inc., Chesapeake Energy Corporation, and Nomac Acquisition, Inc., (Case No. 6434).*

(a)(5)(N)	Joint Press Release issued by Chesapeake Energy Corporation and Bronco Drilling Company, Inc. on May 18, 2011 (incorporated by reference to Exhibit (a)(5)(P) to the Schedule TO filed by Chesapeake Energy Corporation with the SEC on May 18, 2011). (1)

(a)(5)(O)	Memorandum of Understanding, dated as of May 17, 2011.**

(e)(1)	Agreement and Plan of Merger, dated as of April 14, 2011, by and among, Chesapeake Energy Corporation, Nomac Acquisition, Inc. and Bronco Drilling Company, Inc. (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 18, 2011). (2)

(e)(2)	Form of Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, File No. 000-51471, filed by the Company with the SEC on June 15, 2008).

(e)(3)	Amended and Restated Employment Agreement, dated effective April 19, 2010, by and between the Company and D. Frank Harrison (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, File No. 000-51471, filed by the Company with the SEC on April 21, 2010).

(e)(4)	Amended and Restated Employment Agreement, dated effective January 6, 2010, by and between the

Exhibit No.	Description
Company and Matthew S. Porter (incorporated by reference to Exhibit 10.5 to the Company’s Annual Report on Form 10-K, File No. 000-51471, filed by the Company with the SEC on March 15, 2010).

(e)(5)	Employment Agreement, dated effective August 8, 2006, by and between the Company and Mark Dubberstein (incorporated by reference to Exhibit 10.6 to the Company’s Quarterly Report on Form 10-Q, File No. 000-51471, filed by the Company with the SEC on August 10, 2006).

(e)(6)	Employment Agreement, dated effective August 8, 2006, by and between the Company and Zachary M. Graves (incorporated by reference to Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q, File No. 000-51471, filed by the Company with the SEC on August 10, 2006).

(e)(7)	Amendment to Employment Agreement, dated effective August 2, 2007, by and between the Company and Zachary M. Graves (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q, File No. 000-51471, filed by the Company with the SEC on August 3, 2007).

(e)(8)	Employment Agreement, dated effective August 3, 2007, by and between the Company and Steven R. Starke (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q, File No. 000-51471, filed by the Company with the SEC on August 3, 2007).

(e)(9)	Amendment No. 1, dated as of May 17, 2011, to the Agreement and Plan of Merger, dated as of April 14, 2011, by and among Chesapeake Energy Corporation, Nomac Acquisition, Inc. and Bronco Drilling Company, Inc. (incorporated by reference to Exhibit (d)(4) to the Schedule TO filed by Chesapeake Energy Corporation with the SEC on May 18, 2011). (1)

(g)	Not applicable.

*	Previously filed.
**	Filed herewith.
(1)	Incorporated by reference to the Schedule TO filed by Parent and Purchaser on April 26, 2011.
(2)	Included in materials mailed to the stockholders of Bronco Drilling Company, Inc.
(3)	Incorporated herein by reference to the Company’s Annual Report on Form 10-K (File No. 000-51471), filed with the Securities and Exchange Commission on March 15, 2011.